To
Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

July 29, 2010

Dear Sir,

In connection with our letter addressed to you, dated April 13, 2010, and filed with Companhia de Bebidas das Américas - AmBev (“AmBev”)’s Annual Report on Form 20-F for the year ended December 31, 2009, we have been asked by AmBev to review its response letter, dated July 29, 2010 (the “Response Letter”), specifically the responses to questions 2, 3 and 4.

Regarding the answer provided by AmBev on item 2, we confirm that all audit procedures performed by our firm required to issue our audit opinion, dated April 12, 2010, on the financial statements for the year ended December 31, 2009, were conducted to our full satisfaction and were not compromised in any way by the notification we received earlier this year that AmBev did not intend to engage our firm to act as their independent accountants in respect of their financial statements for the year ending December 31, 2010.

Regarding the answer provided by AmBev in item 3, we confirm that we agree with Ambev’s comments in its response letter and that we have read the statements in their 2009 20-F, as explained in greater detail in the response letter, and we agree with such statements to the effect that there have been no disagreements between AmBev and our firm during the audit of the two most recent fiscal years and the subsequent period preceding our dismissal in the current year.

Very truly yours,

/s/ Guilherme Roslindo Nunes
Signed
Guilherme Roslindo Nunes
KPMG Auditores Independentes